Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2009

● Revenue up by 3.0% to $333.1 million in 4Q09 from $323.4 million in 3Q09 and up by 22.2% compared to 4Q08.
● Wafer revenue from Greater China region grew to 38.1% of total revenue in
4Q09.
● Gross margins improved to 10.6% in 4Q09 compared to 0.8% in 3Q09 primarily due to an increase in wafer shipments and fab utilization.
● Net cash flow from operations has increased substantially to $89.8 million in
4Q09 from $73.0 million in 3Q09.
● Charges in 4Q09 totaling $438.8 million recognized under operating and non-operating expense in 4Q09 of which $299.7 million is related to the settlement of litigation and $139.1 million is related to long-lived asset impairment.
● Loss attributable to holders of ordinary shares grew to US$482.3 million in
4Q09, compared to loss of US$69.3 million in 3Q09.
● Fully diluted EPS was ($1.0779) per ADS.

Set out below is a copy of the full text of the press release by the Company on February 9, 2010 in relation to its results for the three months ended December 31, 2009.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – February 9, 2010. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2009.

Fourth Quarter 2009 Highlights:

•	Revenue up by 3.0% to $333.1 million in 4Q09 from $323.4 million in 3Q09 and up by 22.2% compared to 4Q08.

•	Wafer revenue from Greater China region grew to 38.1% of total revenue in 4Q09.

•	Gross margins improved to 10.6% in 4Q09 compared to 0.8% in 3Q09 primarily due to an increase in wafer shipments and fab utilization.

•	Net cash flow from operations has increased substantially to $89.8 million in 4Q09 from $73.0 million in 3Q09.

•	Charges in 4Q09 totaling $438.8 million recognized under operating and non-operating expense in 4Q09 of which $299.7 million is related to the settlement of litigation and $139.1 million is related to long-lived asset impairment.

•	Loss attributable to holders of ordinary shares grew to US$482.3 million in 4Q09, compared to loss of US$69.3 million in 3Q09.

•	Fully diluted EPS was ($1.0779) per ADS.

First Quarter 2010 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to range from flat to 2% increase.

•	Operating expenses excluding foreign exchange differences are expected to range from $84 million to $88 million.

•	Capital expenditures expected to range from $95 million to $100 million.

Commenting on the quarterly results, Dr. David N.K. Wang, Chief Executive Officer of SMIC remarked, “2010 looks to be a good year for the semiconductor industry. We believe it will also be an important step on our journey toward sustained profitability.

“Overall, revenue growth was in-line with expectations for fourth quarter of 2009, and the percentage of gross margin increased 10 fold over the previous quarter. This was due to an increase in our average selling price per wafer, total wafer shipments, and factory utilization. I am also pleased to announce that our Greater China sales, as a percentage of total revenue, continued to grow, and reached 38% of total revenue for the quarter. Of that, Mainland China sales reached 21% of total revenue, growing 7% quarter-over-quarter, and 23.6% year-over-year. Finally I was glad to see that in Q4 2009, revenue from advanced technology nodes of 0.13 micron and below grew by 12.9% quarter-over-quarter. “

Conference Call / Webcast Announcement

Date: February 10, 2010
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-614-3672 / 1-800-260-8140 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2009 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our belief that 2010 will be a good year for the semiconductor industry and an important step on our journey toward sustained profitability, and statements under “First Quarter 2010 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 30, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “2005 Settlement Agreement”).

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC Americas) in the Superior Court of the State of California, County of Alameda, for alleged breach of the 2005 Settlement Agreement, alleged breach of promissory notes related to the 2005 Settlement Agreement and alleged trade secret misappropriation by the Company. The Company filed suit against TSMC in Beijing in November 2006, claiming unfair competition and commercial defamation.

The Company settled all pending litigation with TSMC on November 9, 2009, with the 2009 Settlement Agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement as of November 9, 2009. The 2009 Settlement Agreement resolved all pending claims between the parties and the parties have since dismissed all pending litigation between them, including the California Case, claims and defenses of SMIC yet to be decided in that case, and the Company’s appeal in the Beijing Case. The terms of the 2009 Settlement Agreement to include the following:

1)	Mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years — US$15 million payable by 31 December, 2009, US$80 million payable by

31 December, 2010, US$30 million payable by 31 December, 2011, US$30 million payable by 31 December, 2012 and US$30 million payable by 31 December, 2013);

4)	Grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances), subject to receipt of required government and regulatory approvals; and

5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment For The 2009 Settlement Agreement:

In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement – termination of obligation, settlement of litigation, and covenant not to sue.

The Company does not believe that any of the aforementioned items can be recognized for accounting purposes, as none qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date. Further, all previously recorded assets associated with the 2005 Settlement Agreement were immediately impaired. The commitment to grant shares and warrants were initially measured at fair value and are being accounted for as derivatives with all subsequent changes in fair value being reflected in the income statement. In summary, the Company recorded $269.6 million under operating expenses in the fourth quarter of fiscal 2009, and $30.1 million as interest expense to reflect the change in fair value of the derivative instruments. Interest associated with the promissory notes, also recorded as interest expense, of $0.7 million was also recorded in the fourth quarter of fiscal 2009.

Summary of Fourth Quarter 2009 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q09	3Q09	QoQ	4Q08	YoY
Revenue	333,090	323,356	3.0%	272,479	22.2%
Cost of sales	297,810	320,702	-7.1%	347,114	-14.2%
Gross profit (loss)	35,280	2,654	1229.3%	(74,635)	—
Operating expenses	496,823	99,184	400.9%	46,445	969.7%
Loss from operations	(461,543)	(96,530)	378.1%	(121,080)	281.2%
Other expenses, net	(29,072)	(3,943)	637.3%	(4,146)	601.2%
Income tax (expenses) credit	8,735	31,704	-72.4%	(745)	—
Net loss after income taxes	(481,880)	(68,769)	600.7%	(125,972)	282.5%
Loss from equity investment	(114)	(313)	-63.6%	(92)	23.9%
Net loss	(481,994)	(69,081)	597.7%	(126,064)	282.3%
Accretion of interest to noncontrolling interest	(274)	(265)	3.4%	(13,394)	-98.0%
Loss attributable to Semiconductor Manufacturing International Corporation	(482,268)	(69,346)	595.5%	(139,458)	245.8%
Gross margin	10.6%	0.8%		-27.4%
Operating margin	-138.6%	-29.9%		-44.4%
Net loss per ordinary share (basic)(1)	(0.02)	(0.00)		(0.01)
Net loss per ADS (basic)	(1.08)	(0.16)		(0.37)
Net loss per ordinary share (diluted)(1)	(0.02)	(0.00)		(0.01)
Net loss per ADS (diluted)	(1.08)	(0.16)		(0.37)
Wafers shipped (in 8” wafers)(2)	436,816	429,843	1.6%	323,175	35.2%
Capacity utilization	91.5%	87.3%		67.7%

Note:

(1)	Based on weighted average ordinary shares of 22,370 million (basic) and 22,370 million (diluted) in 4Q09, 22,368 million (basic) and 22,368 million (diluted) in 3Q09 and 18,948 million (basic) and 18,948 million (diluted) in 4Q08

(2)	Including copper interconnects

•	Revenue increased to $333.1 million in 4Q09, up 3.0% QoQ from $323.4 million in 3Q09 due to a 1.6% increase in wafer shipments.

•	Cost of sales decreased to $297.8 million in 4Q09, down 7.1% QoQ from $320.7 million in 3Q09 primarily due to lower depreciation expenses.

•	Gross profit of $35.3 million in 4Q09, compared to a gross profit of $2.7 million in 3Q09 and gross loss of $74.6 million in 4Q08.

•	Gross margins improved to 10.6% in 4Q09 from 0.8% in 3Q09 primarily due to an increase in wafer shipments and fab utilization.

•	Total operating expenses increased to $496.8 million in 4Q09 from $99.2 million in 3Q09, an increase of 400.9% QoQ primarily due to charges related to settlement of litigation and impairment of certain of the company’s long-lived assets.

•	R&D expenses decreased to $43.8 million in 4Q09, down 12.4% QoQ from $50.0 million in 3Q09 primarily due to the receipt of subsidies for R&D related activities.

•	G&A expenses decreased to $25.3 million in 4Q09 from $31.9 million in 3Q09 due to foreign exchange gains and a decrease in legal fees.

•	Selling & marketing expenses increased to $7.8 million in 4Q09, up 0.9% QoQ from $7.7 million in 3Q09.

•	Charges recognized under operating expense in 4Q09 of which $269.6 million is related to the settlement of litigation and $139.1 million is related to long-lived asset impairment. The total amount of the settlement litigation charge including the portion classified under non-operating expense was $299.7 million.

Analysis of Revenues

Sales Analysis
By Application	4Q09	3Q09	4Q08
Computer	6.2%	5.3%	4.5%
Communications	49.0%	46.7%	45.9%
Consumer	38.3%	41.9%	37.5%
Others	6.5%	6.1%	12.1%
By Service Type	4Q09	3Q09	4Q08

Logic(1)	90.2%	90.1%	85.6%
DRAM	3.4%	4.0%	2.6%
Mask Making, testing, others	6.4%	5.9%	11.8%
By Customer Type	4Q09	3Q09	4Q08

Fabless semiconductor companies	64.4%	67.3%	65.0%
Integrated device manufacturers (IDM)	17.4%	16.1%	15.2%
System companies and others	18.2%	16.6%	19.8%
By Geography	4Q09	3Q09	4Q08

North America	56.4%	59.2%	59.9%
Greater China(2)	38.1%	36.6%	33.6%
Asia Pacific(3)	2.6%	2.9%	4.1%
Europe	2.9%	1.3%	2.4%
Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	4Q09	3Q09	4Q08

0.065?m	2.5%	0.5%	0.0%
0.09?m	16.2%	15.8%	11.1%
0.13?m	39.5%	36.5%	34.4%
0.15?m	2.7%	2.6%	2.2%
0.18?m	22.9%	27.8%	32.5%
0.25?m	0.3%	0.6%	0.6%
0.35?m	15.9%	16.2%	19.2%

Note:
(1) Including 0.13?m copper interconnects
(2) Including Hong Kong and Taiwan
(3) Excluding Greater China

•	Wafer revenue from Greater China region grew to 38.1% in 4Q09.

•	Advanced technology shipment comprising 0.13?m and below made up 58.2% of overall wafer revenue in 4Q09 as compared to 52.8% in 3Q09.

Capacity*

Fab / (Wafer Size)	4Q09	3Q09
Shanghai Mega Fab (8”)	85,000	88,000
Beijing Mega Fab (12”)	42,750	42,750
Tianjin Fab (8”)	34,300	34,300
Total monthly wafer fabrication capacity	162,050	165,050

Note:

• Wafers per month at the end of the period in 8” wafers

Shipment and Utilization

8” equivalent wafers	4Q09	3Q09	4Q08
Wafer shipments including copper interconnects	436,816	429,843	323,175
Utilization rate(1)	91.5%	87.3%	67.7%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 1.6% QoQ to 436,816 units of 8-inch equivalent wafers in 4Q09 from 429,843 units of 8-inch equivalent wafers in 3Q09, and up 35.2% YoY from 323,175 8-inch equivalent wafers in 4Q08.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q09	3Q09	QoQ	4Q08	YoY
Cost of sales	297,810	320,702	-7.1%	347,114	-14.2%
Depreciation	142,023	155,949	-8.9%	183,916	-22.8%
Other manufacturing costs	152,815	157,843	-3.2%	156,446	-2.3%
Deferred cost amortization	1,962	5,886	-66.7%	5,886	-66.7%
Share-based compensation	1,010	1,024	-1.4%	866	16.6%
Gross profit (loss)	35,280	2,654	1229.3%	(74,636)	—
Gross margin	10.6%	0.8%		-27.4%

•	Cost of sales decreased to $297.8 million in 4Q09, down 7.1% QoQ from $320.7 million in 3Q09 primarily due to lower depreciation expenses.

•	Gross profit of $35.3 million in 4Q09, compared to a gross profit of $2.7 million in 3Q09 and gross loss of $74.6 million in 4Q08.

•	Gross margins improved to 10.6% in 4Q09 from 0.8% in 3Q09 primarily due to an increase in wafer shipments and fab utilization.

Operating Expense Analysis

Amounts in US$ thousands	4Q09	3Q09	QoQ	4Q08	YoY
Total operating expenses	496,823	99,184	400.9%	46,445	969.7%
Research and development	43,806	50,003	-12.4%	12,524	249.8%
General and administrative	25,297	31,922	-20.8%	16,146	56.7%
Selling and marketing	7,760	7,693	0.9%	5,843	32.8%
Amortization of intangible assets	7,641	9,535	-19.9%	11,564	-33.9%
Loss (income) from disposal of properties	3,585	29	12262.1%	(599)	—
Impairment loss of long-lived assets	139,097	—	—	967	14284.4%
Litigation settlement	269,637	—	—	—	—

•	Total operating expenses increased to $496.8 million in 4Q09 from $99.2 million in 3Q09, an increase of 400.9% QoQ primarily due to charges related to settlement of litigation and impairment of certain of the company’s long-lived assets.

•	R&D expenses decreased to $43.8 million in 4Q09, down 12.4% QoQ from $50.0 million in 3Q09 primarily due to the receipt of subsidies for R&D related activities.

•	G&A expenses decreased to $25.3 million in 4Q09 from $31.9 million in 3Q09 due to foreign exchange gains and a decrease in legal fees.

•	Selling & marketing expenses increased to $7.8 million in 4Q09, up 0.9% QoQ from $7.7 million in 3Q09.

•	Charges recognized under operating expense in 4Q09 of which $269.6 million is related to the settlement of litigation and $139.1 million is related to long-lived asset impairment. The total amount of the settlement litigation charge including the portion classified under non-operating expense was $299.7 million.

Other Income (Expenses)

Amounts in US$ thousands	4Q09	3Q09	QoQ	4Q08	YoY
Other income (expenses)	(29,072)	(3,943)	637.3%	(4,146)	601.2%
Interest income	886	634	39.7%	1,184	-25.2%
Interest expense	(32,974)	(7,941)	315.2%	(7,133)	362.3%
Foreign currency exchange gain (loss)	1,876	2,441	-23.1%	(2,543)	—
Other, net	1,140	923	23.5%	4,346	-73.8%

•	Combined with the foreign exchange difference arising from operating activities, the Company recorded an overall foreign exchange gain of $3.1 million in 4Q09 as compared to a foreign exchange loss of $0.5 million in 3Q09.

•	Interest expense increased in 4Q09 due to a change in the fair value of the commitment to grant shares and warrants in connection with the litigation settlement in an amount of $30.1 million.

Depreciation and Amortization

•	Total depreciation and amortization in 4Q09 was $183.6 million compared to $198.9 million in 3Q09.

•	The total depreciation and amortization for 2009 is $793.2 million as compared to $805.6 million for 2008.

Liquidity

Amounts in US$ thousands	4Q09	3Q09
Cash and cash equivalents	443,463	453,285
Restricted cash	20,360	20,071
Short-term investments	—	6,110
Accounts receivable	193,994	194,202
Inventories	193,705	186,839
Others	38,530	25,896
Total current assets	890,052	886,403
Accounts payable	228,883	175,170
Short-term borrowings	286,864	281,243
Current portion of long-term debt	249,014	249,395
Others	309,573	142,596
Total current liabilities	1,074,334	848,404
Cash Ratio	0.4x	0.5x
Quick Ratio	0.6x	0.7x
Current Ratio	0.8x	1.0x

Capital Structure

Amounts in US$ thousands	4Q09	3Q09
Cash and cash equivalents	443,463	453,285
Restricted cash	20,360	20,071
Short-term investments	—	6,110
Current portion of promissory note	78,608	29,493
Promissory note	83,325	9,582
Short-term borrowings	286,864	281,243
Current portion of long-term debt	249,014	249,395
Long-term debt	507,423	573,697
Total debt	1,043,301	1,104,335
Shareholders’ equity	1,931,627	2,411,556
Total debt to equity ratio	54.0%	45.8%

Cash Flow

Amounts in US$ thousands	4Q09	3Q09
Net cash from operating activities	89,767	72,954
Net cash from investing activities	(38,274)	(64,555)
Net cash from financing activities	(60,941)	9,380
Net change in cash	(9,822)	17,672

Capex Summary

•	Capital expenditures for 4Q09 were $92 million. Total capital expenditures for 2009 was approximately $189.9 million as compared to earlier market guidance of $190 million.

Recent Highlights and Announcements

•	Further Information on Changes in Directorate [2009-12-16]

•	Changes in Directorate and Authorised Representatives [2009-11-10]

•	Settlement Agreement Issue of Shares, Warrant and Warrant Shares under the General Mandate Resumption of Trading [2009-11-10]

•	Suspension of Trading [2009-11-04]

•	SMIC and Cadence Announce the Availability of 65-Nanometer Low power Reference Flow 4.0 [2009-10-29]

•	SMIC Reports Results for the Three Months Ended September 30, 2009 [2009-10-28]

•	SMIC Announces Successful Qualification of a MEMS Chip for Microstaq [2009-10-26]

•	SMIC 2009 Technology Symposium held in Shanghai [2009-10-23]

•	SMIC Adopts Cadence DFM Solutions for 65- and 45-Nanometer IP/Library Development and Full Chip Production [2009-10-19]

•	SMIC Extends 45nm Offerings to 40nm and 55nm [2009-10-14]

•	Notification of Board Meeting [2009-10-13]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/newsRelease.ftl for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED BALANCE SHEET
(In US dollars, except per share data)

	As of
	December 31, 2009	September 30, 2009
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	443,462,514	453,284,870
Restricted cash	20,360,185	20,070,776
Short-term investments	—	6,110,231
Accounts receivable, net of allowances of $2,678,615 and $6,509,798 on December 31 and September 30, 2009, respectively	193,993,648	194,202,163
Inventories	193,705,195	186,839,459
Prepaid expense and other current assets	28,881,867	25,895,689
Assets held for sale	9,649,029	—
Total current assets	890,052,438	886,403,188

Prepaid land use rights	78,111,788	78,486,074
Plant and equipment, net	2,249,560,703	2,478,950,867
Acquired intangible assets, net	182,694,105	192,778,696
Deferred cost, net	—	29,432,198
Equity investment	9,848,148	9,962,419
Other long-term prepayments	391,741	551,535
Long-term receivable	133,883,696	131,205,267
Deferred tax assets	102,531,851	93,163,395
TOTAL ASSETS	3,647,074,470	3,900,933,639

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	228,882,804	175,169,952
Accrued expenses and other current liabilities	110,668,121	109,116,249
Short-term borrowings	286,864,063	281,242,502
Current portion of promissory notes	78,608,288	29,492,873
Current portion of long-term debt	249,014,080	249,395,373
Commitment to issue shares and warrants relating to litigation settlement	120,237,773	—
Income tax payable	58,573	3,986,995
Total current liabilities	1,074,333,702	848,403,944

Long-term liabilities:
Promissory notes	83,324,641	9,581,864
Long-term debt	507,423,099	573,696,518
Long-term payables relating to license agreements	4,779,562	16,674,534
Other long-term liabilities	9,709,690	6,000,000
Deferred tax liabilities	1,035,164	453,205
Total long-term liabilities	606,272,156	606,406,121

Total liabilities	1,680,605,858	1,454,810,065

Noncontrolling interest	34,841,507	34,567,186
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 22,375,886,604 and 22,366,133,058 shares issued and outstanding on December 31 and September 30, 2009, respectively	8,950,355	8,946,454
Additional paid-in capital	3,499,723,153	3,497,010,545
Accumulated other comprehensive loss	(386,164)	(8,293)
Accumulated deficit	(1,576,660,239)	(1,094,392,318)
Total stockholders’ equity	1,931,627,105	2,411,556,388

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY	3,647,074,470	3,900,933,639

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars, except per share data)

	For the three months ended
	December 31, 2009	September 30, 2009
	(Unaudited)	(Unaudited)
Sales	333,089,885	323,355,915
Cost of sales	297,809,940	320,702,261
Gross profit	35,279,945	2,653,654

Operating expenses:
Research and development	43,805,597	50,003,000
General and administrative	25,297,079	31,922,632
Selling and marketing	7,759,965	7,693,241
Amortization of acquired intangible assets	7,640,689	9,535,274
Impairment loss of long-lived assets	139,096,602	—
Loss from sale of equipment and other fixed assets	3,585,371	29,475
Litigation settlement	269,637,431	—
Total operating expenses	496,822,734	99,183,622

Loss from operations	(461,542,789)	(96,529,968)
Other income (expense):
Interest income	886,374	633,879
Interest expense	(2,873,955)	(7,941,202)
Interest expense — litigation settlement related	(30,100,793)	—
Foreign currency exchange gain	1,876,327	2,441,374
Other, net	1,140,265	923,152
Total other expense, net	(29,071,782)	(3,942,797)

Loss before income tax	(490,614,571)	(100,472,765)
Income tax benefit	8,735,242	31,704,196
Loss from equity investment	(114,272)	(312,752)
Net loss	(481,993,601)	(69,081,321)

Accretion of interest to noncontrolling interest	(274,320)	(264,658)
Loss attributable to Semiconductor Manufacturing International Corporation	(482,267,921)	(69,345,979)

Net loss per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.0216)	(0.0031)
Net loss per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(1.0779)	(0.1550)
Shares used in calculating basic and diluted loss per share	22,370,036,361	22,368,419,207

Amount attributable to Semiconductor Manufacturing International Corporation ordinary shareholders	(482,267,921)	(69,345,979)

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars, except per share data)

	For the three months ended
	December 31, 2009	September 30, 2009
	(Unaudited)	(Unaudited)
Operating activities
Net loss	(481,993,601)	(69,081,321)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred tax	(8,786,497)	(35,795,067)
Loss from sale of equipment and other fixed assets	3,585,371	29,475
Depreciation and amortization	173,289,965	186,777,756
Amortization of acquired intangible assets	7,640,689	9,535,274
Share-based compensation	2,620,497	2,622,067
Non-cash interest expense on promissory note and long-term payable relating to license agreements	1,068,177	736,747
Loss from equity investment	114,272	312,752
Impairment loss of long-lived assets	139,096,602	—
Litigation settlement	239,637,431	—
Interest expense — litigation settlement	30,100,793	—
Changes in operating assets and liabilities:
Accounts receivable, net	208,515	(33,020,992)
Long-term receivable	(2,678,429)	(133,214)
Inventories	(6,865,736)	(3,827,691)
Prepaid expense and other current assets	(2,826,384)	(6,745,362)
Accounts payable	4,697,376	(1,498,671)
Accrued expenses and other current liabilities	(8,923,223)	16,907,154
Other long-term liabilities	3,709,690	3,000,000
Income tax payable	(3,928,422)	3,135,456
Net cash provided by operating activities	89,767,086	72,954,363

Investing activities:
Purchase of plant and equipment and land use right	(47,502,152)	(51,439,333)
Proceeds from government grant to purchase plant and equipment	11,749,969	19,692,334
Proceeds from sale of equipment	1,108,193	779,075
Proceeds received from sale of assets held for sale	737,986	—
Purchases of acquired intangible assets	(10,189,252)	(33,298,688)
Purchase of short-term investments	(6,802,116)	(6,027,164)
Sale of short-term investments	12,912,347	3,229,525
Changes in restricted cash	(289,409)	2,508,855
Net cash used in investing activities	(38,274,434)	(64,555,396)

Financing activities:
Proceeds from short-term borrowing	175,741,829	153,106,179
Repayment of short-term borrowings	(170,120,268)	(145,541,751)
Proceeds from long-term debt	49,195,984	51,749,585
Repayment of long-term debt	(115,850,696)	(50,000,000)
Proceeds from exercise of employee stock options	92,079	65,832
Net cash provided (used) by financing activities	(60,941,072)	9,379,845

Effect of exchange rate changes	(373,936)	(107,239)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(9,822,356)	17,671,573
CASH AND CASH EQUIVALENTS, beginning of period	453,284,870	435,613,297
CASH AND CASH EQUIVALENTS, end of period	443,462,514	453,284,870

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
February 9, 2010